03 JUL 31 7:21

ERG

GROUP

Your ref
Our ref CMP-0014-01

21 July 2003

03024942

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Appendix 3Y Change of Director's Interest Notice.

Yours faithfully

Beth Jones

p/ **Clare Barrett-Lennard**
Company Secretary

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 7/31

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr210703.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/07/2003

TIME: 17:36:07

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

21/07/2003 15:36

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: *ERG - ASX Online e-Lodgement - Confirmation of Release (Ref: CMP-0014-01)*

ASX confirms the release to the market of Doc ID: 65177 as follows:
Release Time: 21-Jul-2003 17:36:02
ASX Code: ERG
File Name: 65177.pdf
Your Announcement Title: Appendix 3Y



65177.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ERG Limited.
ABN	23 009 112 725.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Duncan Paul Saville
Date of last notice	8 May 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Utilico International Limited; Custodial Asset Finance Pty Ltd (through nominee); Special Utilities Investment Trust plc (through nominee); Stocks Convertible Trust plc (through nominee); Ingot Capital Management Pty Ltd
Date of change	16 July 2003 – sold 1,070,000 ordinary shares 17 July 2003 – sold 2,000,000 ordinary shares 18 July 2003 – sold 1,785,500 ordinary shares

+ See chapter 19 for defined terms.

No. of securities held prior to change	Special Utilities Investment Trust plc (through nominee) - 5,484,190 listed convertible notes (converted to 49,357,710 ordinary shares); Utilico International Limited - 1 ordinary share, 118,196 listed convertible notes (converted to 1,103,655 ordinary shares); Custodial Asset Finance Pty Ltd (through nominee) - 1,051,613 listed convertible notes (converted to 9,819,436 ordinary shares); Stocks Convertible Trust plc (through nominee) - 987,971 listed convertible notes (converted to 8,891,739 ordinary shares).
Class	Ordinary shares (ERG).
Number acquired	N/A
Number disposed	With respect to Special Utilities Investment Trust plc holdings only: 16 July 2003 – sold 1,070,000 ordinary shares; 17 July 2003 – sold 2,000,000 ordinary shares; 18 July 2003 – sold 1,785,500 ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	16 July 2003 - $1,209,849; 17 July 2003 - $2,147,200; 18 July 2003 - $1,842,279.
No. of securities held after change	Special Utilities Investment Trust plc (through nominee) 44,502,210 ordinary shares; Utilico International Limited - 1,103,655 ordinary shares; Custodial Asset Finance Pty Ltd (through nominee) - 9,819,436 ordinary shares; Stocks Convertible Trust plc (through nominee) - 8,891,739 ordinary shares.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A.
Nature of interest	N/A.
Name of registered holder (if issued securities)	N/A.
Date of change	N/A.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A.
Interest acquired	N/A.
Interest disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A.
Interest after change	N/A.

+ See chapter 19 for defined terms.